FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 15, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the annual General shareholders` meeting of WBD Foods OJSC on June 18, 2003.

Be it resolved:

1. That the following five persons be elected to form the Counting Committee: I. A. Gromova, N. Yu. Nosova, I. M. Kolesnikov,
E. S. Solntseva, I. A. Tyusina.

2.

2.1. That the annual report of WBD Foods, prepared on the basis of accounting records for 2002 kept according to Russian standards, be approved.

2.2. That the Company’s financial statements for 2002, including the report on the Company’s profits and losses (income statement), be approved.

2.3. That the net profit reflected in the financial statements for 2002 prepared according to Russian standards be allocated as follows: 915,380 rubles 54 kopecks to be used to cover losses from previous years; 5% of the net profit, in the amount of 12,621,338 rubles 89 kopecks, to be contributed to the reserve fund; and the remainder of the profit, in the amount of 238,890,058 rubles 41 kopecks, to remain undistributed.

3. For the purposes of verification of the financial and business activities of WBD Foods in accordance with legal acts of the Russian Federation, that BDO UniconRuf Closed Joint Stock Company (Russian Federation Ministry of Finance license No. E 000457) be approved as the Company’s auditor for 2003.

4. That the following amendments be made to the Company’s Charter:

A) item 18 is to be deleted from section 16.3 of the Charter (adoption of resolutions on the Company’s participation in other organizations, except in the cases provided for by article 48.1.18 of the JSC Law);

5. That a new version of the Bylaw on the Board of Directors be approved, having established that:

A) item 18 is to be deleted from section 2.2 of the Bylaw on the Board of Directors (adoption of resolutions on the Company’s participation in other organizations, except in the cases provided for by article 48.1.18 of the JSC Law).

6. That the members of the Company’s Board of Directors be elected.

1. Guy de Selliers

2. M. V. Dubinin

3. Michael O’Neill

4. A. S. Orlov

5. S. A. Plastinin

6. V. A. Tutelyan

7. V. N. Sherbak

8. D. Iakobachvili

9. E. G. Yasin

10. E. Linwood (Tip) Tipton

11. J. B. Mark Mobius

7. That the members of the Company’s Audit Committee be elected: I. N. Bocharova, E. V. Gorshechnikova, E B. Kuznetsova,
N. N. Kolesnikova, M. A. Naumova, N. V. Romanova, E. V. Smirnova.

8. In fulfillment of the formal requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of transactions involving a potential conflict of interest, and in view of the absence of a genuine conflict of interests, that the following transaction be approved:

WBD Foods will guarantee to Citibank the performance by Lianozovo Dairy Plant OJSC of its monetary obligations to Citibank to the sum of 210,000,000 rubles (beneficiary: Lianozovo Dairy Plant OJSC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	July 15, 2003